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                                                                       Exhibit 3

Section 4.03 of the Bylaws of Syntel, Inc., as amended:

BE IT RESOLVED, that Section 4.03 of Syntel, Inc.'s Bylaws is hereby amended to read in its entirety as follows:

                  4.03 SPECIAL MEETINGS. Special meetings of shareholders may be called by the Board of Directors, the Chairman of the Board (if such office is filled) or the President and shall be called by the President or Secretary at the written request of shareholders holding a majority of the shares of stock of the corporation outstanding and entitled to vote. The request shall state the purpose or purposes for which the meeting is to be called. At any special meeting of shareholders, the business which may be transacted shall be limited to that which was specifically stated in the notice of such special meeting provided to shareholders.